RREEF Property Trust, Inc.
875 Third Avenue, 26th Floor
New York, NY 10022

January 3, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	RREEF Property Trust, Inc.
Request for Acceleration
File No. 333-232425

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RREEF Property Trust, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-232425) and declare the Registration Statement, as then amended, effective as of 1:00 p.m., Washington, D.C. time, on January 8, 2020 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

Sincerely,

/s/ ERIC M. RUSSELL
Eric M. Russell
Chief Financial Officer and Vice President

cc:	Ms. Rosemarie A. Thurston
Mr. Jason W. Goode